Exhibit 99.1

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces Q2 2018 Results:

24% growth in revenue with strong order momentum and backlog growth

Expects revenues of approximately $27m for FY 2018

Investor conference call to be held today at 10am ET

Netanya, Israel, August 15, 2018 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the quarter ended June 30, 2018.

Management Comments

Dov Sella, RADA’s Chief Executive Officer commented, “We are very pleased with our financial performance, especially our growth in revenues and our strongly broadening pipeline of potential orders. Furthermore, the investments we have made in our newly established presence in the United States are enabling us to make some significant strategic progress and has led to increased traction for our radars in the region. We expect our presence will lead to strong growth in orders in the coming quarters.”

Continued Mr. Sella, “For the year 2018, we expect revenues of around $27 million, ahead of last year’s revenue, which itself was one of the strongest years ever for RADA. While last year’s significant step up in revenue was built on the back of one specific order in the second half of the year, in 2018 it is made up of orders from a diverse range of customers. Some of these are initial radar orders from new customers with the possibility of follow-on orders at a ten-fold potential. As we move through 2018, I am increasingly excited with regard to our future and I am very happy that RADA is beginning to realize its large inherent potential”, concluded Mr. Sella.

2018 Second Quarter Summary

Revenues totaled $6.6 million in the second quarter of 2018, up 24% compared to revenues of $5.3 million in the second quarter of 2017.

Gross Profit totaled $2.4 million in the second quarter of 2018 (gross margin of 36.2%) compared to gross profit of $1.7 million (gross margin of 31.3%) in the second quarter of 2017.

Operating income was $104 thousand in the second quarter of 2018 compared to an operating income of $511 thousand in the second quarter of 2017. Operating expenses increased in the quarter to $2.3 million from $1.2 million in the second quarter of last year, primarily due to increased investment in R&D and SG&A, due to RADA’s recently established presence in the United States.

Net income attributable to RADA’s shareholders in the second quarter of 2018 was $51 thousand, compared with net income of $495 thousand in the second quarter of 2017.

EBITDA was $546 thousand in the second quarter of 2018 compared to EBITDA of $838 thousand in the second quarter of 2017.

In terms of liquidity and capital resources, as of June 30, 2018, the Company had cash and cash equivalents, of $15.6 million or $0.47 per share, compared with $12.4 million or $0.40 per share as of December 31, 2017. As of June 30, 2018, the Company did not have any financial liabilities. Cash flow from operations for the quarter was a positive $2.5 million, mainly due to strong collections from customers.

Investor Conference Call

The Company will host a conference call later today, starting at 10:00 am ET (5pm Israel time). Dov Sella, Chief Executive Officer and Avi Israel, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

Dial in numbers are: US 1-888-668-9141; UK 0800-917-5108; Israel 03-918-0609 and International +972-3-918-0609.

For those unable to participate, the teleconference will be available for replay on RADA’s website at http://www.rada.com beginning 48 hours after the call.

About RADA Electronic Industries Ltd.

RADA Electronic Industries Ltd. is an Israel-based defense electronics company. The Company specializes in the development, production, and sales of tactical land radar for force and border protection, and avionics systems (including inertial navigation systems) for fighters and UAVs.

Note: Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact:	Investor Relations Contact:
Avi Israel – CFO RADA Electronic Industries Ltd. Tel: +972-9-8921111 mrkt@rada.com	Ehud Helft/Gavriel Frohwein GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Information with Regard to non-GAAP Financial Measures

The Company presents its financial statements in accordance with U.S. GAAP. RADA’s management uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. EBITDA is provided in this press release and the accompanying supplemental information because management believes this non-GAAP measure is useful for investors and financial institutions as it facilitates operating performance comparisons from period to period. As presented in this release, the term EBITDA consists of net profit (loss) according to U.S. GAAP, excluding net financing expenses, taxes, depreciation and amortization and ESOP expenses. EBITDA should not be considered in isolation or as a substitute for net profit (loss) or other statement of operations data prepared in accordance with GAAP as a measure of profitability. Reconciliation between the Company’s results on a GAAP and non-GAAP basis is provided in the table below.

RECONCILIATION FROM GAAP TO NON-GAAP RESULTS

	Three months ended June 30,
	2018	2017

Operating Income	104	511
Depreciation	174	157
Employees Option Compensation	268	42
Other non-cash amortization	—	128

EBITDA	546	838

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30, 2018	December 31, 2017
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,558	$12,417
Restricted cash	422	322
Trade receivables (net of allowance for doubtful accounts of $2 at June 30, 2018 and $14 at December 31, 2017)	5,051	7,286
Costs and estimated earnings in excess of billings on uncompleted contracts	757	995
Other receivables and prepaid expenses	491	330
Inventories	7,037	7,910
Current assets related to discontinued operations	2,130	2,468

Total current assets	31,446	31,728

LONG-TERM ASSETS:
Long-term receivables and other deposits	72	68
Property, plant and equipment, net	4,232	3,915
Long-term assets related to discontinued operations	281	319
Total long term assets	4,585	4,302

Total assets	$36,031	$36,030

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$2,227	$2,904
Other accounts payable and accrued expenses	2,276	2,814
Advances from customers, net	116	41
Current liabilities related to discontinued operations	411	328

Total current liabilities	5,030	6,087

LONG-TERM LIABILITIES:
Accrued severance pay and other long-term liabilities	760	758
Total long-term liabilities	760	758

RADA SHAREHOLDERS’ EQUITY
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares at June 30, 2018 and 37,500,000 at December 31, 2017; Issued and outstanding: 32,895,576 at June 30, 2018 and 31,392,040 at December 31, 2017.	348	335
Additional paid-in capital	106,110	104,923
Accumulated other comprehensive income	105	392
Accumulated deficit	(76,854)	(77,124)

Total RADA shareholders’ equity	29,709	28,526
Non-controlling interest	532	659
Total equity	30,241	29,185
Total liabilities and equity	$36,031	$36,030

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
		(Unaudited)			Audited

Revenues	$12,596	$9,992	$6,576	$5,317	$26,182

Cost of revenues	8,037	6,659	4,196	3,653	17,919

Gross profit	4,559	3,333	2,380	1,664	8,263

Operating expenses:
Research and development	1,284	406	692	208	1,575
Marketing and selling	1,284	855	650	419	2,137
General and administrative	1,682	1,212	934	526	2,568
Total operating expenses:	4,250	2,473	2,276	1,153	6,280
Operating Income	309	860	104	511	1,983
Amortization of shareholders’ convertible loans discount and beneficial conversion feature	-	19	-	8	103
Other financial expenses (income), net	(3)	(10)	4	30	53
Net income from continuing operations	312	851	100	473	1,827
Net income (loss) from discontinued operations	(97)	40	(88)	28	515
Net income	215	891	12	501	2,342
Net income (loss) attributable to non-controlling interest	(55)	8	(39)	6	103
Net income attributable to RADA Electronic Industries’ shareholders	$270	$883	$51	$495	$2,239
Basic net income from continuing operations per ordinary shares	$0.01	$0.04	$0.00	$0.02	$0.07
Diluted net income from continuing operations per Ordinary share	$0.01	$0.04	$0.00	$0.02	$0.06
Basic and diluted net income from discontinued operations per ordinary share	$0.00	$0.00	$0.00	$0.00	$0.02

Basic net income per ordinary share	$0.01	$0.04	$0.00	$0.02	$0.09

Diluted net income per ordinary share	$0.01	$0.04	$0.00	$0.02	$0.08
Weighted average number of ordinary shares used for computing basic net income per share	32,745,620	21,780,651	32,885,141	21,893,919	24,956,915

Weighted average number of ordinary shares used for computing diluted net income per share	33,269,376	21,780,651	33,314,361	21,893,919	28,126,509